Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
	2002	2003	2004	2005	2006
Computation of Earnings:
(Loss) income from continuing operations before income taxes, minority interest and (loss) income on equity method investments	$(413,580)	$(327,969)	$(325,112)	$(135,554)	$70,864

Add:
Interest expense (1)	255,839	281,279	263,734	223,911	217,134
Operating leases	32,893	34,187	35,622	50,601	71,092
Amortization of interest capitalized	2,292	2,487	2,532	2,563	2,600

Earnings as adjusted	(122,556)	(10,016)	(23,224)	141,521	361,690

Computation of fixed charges:
Interest expense	255,839	281,279	263,734	223,911	217,134
Interest capitalized	5,835	672	226	473	651
Operating leases	32,893	34,187	35,622	50,601	71,092

Fixed charges	294,567	316,138	299,582	274,985	288,877

(Deficiency) excess in earnings required to cover fixed charges	$(417,123)	$(326,154)	$(322,806)	$(133,464)	72,813

Ratio of earnings to fixed charges (2)				.51x	1.25x

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of (loss) income from continuing operations before income taxes, minority interest, (loss) income on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.